Exhibit 99.1

For Immediate Release

Novadaq Announces Pricing of Approximately $105 Million Offering of Common Shares

Toronto, Ontario — October 24, 2013 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (TSX: NDQ, NASDAQ: NVDQ), a developer of real-time medical imaging systems for use in the operating room, today announced that it has priced the underwritten public offering of 6,250,000 newly issued common shares at a public offering price of US$16.75 per share.

The gross proceeds to Novadaq, before underwriting discounts and other offering expenses, are expected to be approximately US$105 million.

Piper Jaffray & Co. is acting as sole underwriter for the offering.

Novadaq intends to use the net proceeds from this offering for general corporate purposes, including funding potential future acquisitions, capital expenditures, the investments required to commercialize PINPOINT and LUNA, the procurement of raw material supply and for future research and development of new product hardware and software and new imaging molecules such as those required for nerve imaging. The Company may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. The Company currently has no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

The closing of the Offering is expected to occur on or about October 29, 2013 or such other date that Novadaq and the underwriter agree and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approval of the TSX and NASDAQ.

The common shares will be issued in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and will not be offered for sale or distributed in any province or territory in Canada. The offering is being made only by means of a prospectus supplement and accompanying final short form base shelf prospectus. Copies of the preliminary supplement and the accompanying short form base shelf prospectus are available at www.sedar.com and www.sec.gov, respectively, and may be obtained upon request by contacting Piper Jaffray & Co. at 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by email prospectus@pjc.com, or by telephone at (800) 747-3924.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Novadaq Technologies Inc:

Enabling medical professionals with clinically-relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 80 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds. In August 2013, Novadaq acquired the surgical scintigraphy imaging technology, which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. Our unique business model of partnering with market-leading companies to drive adoption of our imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com